Exhibit 99.1

Constellation Brands · PRESS *release*

Constellation Brands Prices Offering of Senior Notes

VICTOR, N.Y., July 24, 2019 – Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it priced the public offering of $800.0 million of 3.150% Senior Notes due 2029 (the "2029 notes") for a public offering price of 99.957% of the principal amount of the 2029 notes. The 2029 notes will be senior obligations that rank equally with all of Constellation's other senior unsecured indebtedness, and will be guaranteed by the subsidiaries of Constellation that are guarantors under Constellation's senior revolving credit facility and/or senior term credit facilities.

Closing of the offering is expected to occur on July 29, 2019. Constellation intends to use the net proceeds from the offering to redeem prior to maturity its outstanding 3.875% senior notes due 2019 in the aggregate principal amount of $400.0 million and for general corporate purposes.

BofA Securities, Inc., Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC are acting as the joint book-running managers of the offering. The 2029 notes are being offered only by means of a prospectus, including a prospectus supplement, copies of which may be obtained by contacting BofA Securities, Inc. toll-free at (800) 294-1322 or emailing dg.prospectus_requests@baml.com, contacting Goldman Sachs & Co. LLC toll-free at (866) 471-2526, or contacting J.P. Morgan Securities LLC collect at (212) 834-4533. Alternatively, the prospectus and prospectus supplement may be obtained by visiting EDGAR on the SEC website at http://www.sec.gov.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy 2029 notes. The 2029 notes will not be offered or sold in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About Constellation Brands
Constellation Brands is an international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy, and Canada. Constellation is the third-largest beer company in the U.S. and a leading, higher-end wine company in the U.S. market. Constellation's brand portfolio includes Corona Extra, Corona Light, Corona Premier, Corona Familiar, Modelo Especial, Modelo Negra, Pacifico, Robert Mondavi, Kim Crawford, Meiomi, Mount Veeder, Ruffino, SIMI, The Prisoner, SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.



Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements which are not historical facts and relate to future plans, events or performance are forward-looking statements that are based upon management's current expectations and are subject to risks and uncertainties. Detailed information regarding risk factors with respect to the company and the offering are included in the company's filings with the SEC, including the prospectus and prospectus supplement for the offering.

MEDIA CONTACTS
Mike McGrew	773-251-4934	michael.mcgrew@cbrands.com
Amy Martin	585-678-7141	amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub	585-678-7483	patty.yahn-urlaub@cbrands.com
Bob Czudak	585-678-7170	bob.czudak@cbrands.com
Tom Conaway	585-678-7503	thomas.conaway@cbrands.com